April 10, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Jonathan Groff, Staff Attorney

Re:	Motorola Mobility Holdings, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-34805

Mr. Groff:

We acknowledge receipt of your letter dated April 4, 2012 related to the above referenced filing.

In order to complete our thorough review through the appropriate diligence channels, Motorola Mobility respectfully requests an extension of time to respond to the inquiries contained in the referenced letter. Motorola Mobility currently anticipates submitting a response on or before May 2, 2012.

Please call me at (858) 404-3572 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Carol H. Forsyte
Carol H. Forsyte
Secretary and Corporate Vice President, Law, Securities
Motorola Mobility Holdings, Inc.

cc:	Larry Spirgel, Assistant Director, Division of Corporation Finance
Jennifer Lagunas, Senior Counsel, Corporate & Securities, and Assistant Secretary, Motorola Mobility Holdings, Inc.